Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

704: When Investors Come to Mind | Puneet Pamnani, CFO, KORE Wireless

When asked about a personal habit that has served him well over the years, finance leader Puneet Pamnani raises his voice slightly and seeks to mimic the delivery of his wife’s tone: “This is what you do for a hobby? You read company annual reports?”

To which Pamnani defends his favorite pastime with the retort: “I find them interesting!”

Although it might seem difficult to imagine this exchange taking place on sandy beach vacations and holiday escapes, it nonetheless remains an example that Pamnani uses to illustrate his relentless curiosity for how businesses operate and perform.

According to Pamnani, this curiosity has led him to regularly attend the annual shareholder meeting of Berkshire Hathaway, the major event for many value investors and fans of Warren Buffett, among whom Pamnani proudly includes himself. It’s perhaps no surprise, then, that Pamnani’s reading pastime is one that Buffett has long enjoyed and encouraged others to pursue.

“I’ve been to every Warren Buffett annual shareholder meeting in the past 10 years,” says Pamnani, who quickly adds: “But not the last one, that was hard”—signaling the environment related to COVID.

Of course, Buffett is renowned not just for the investment and business insights themselves that he serves up but also for how he serves them up using clear, concise language that every investor can understand—and it’s here where Pamnani’s relentless habit and professional life are perhaps about to converge as at no other previous time.

“The CFO arrives at the center of the process when a company goes public,” explains Pamnani, who back in 2018 entered the CFO office at KORE Wireless, a provider of mobility and network connectivity solutions that is expected to go public later this year.

Helping KORE to realize its IPOs ambitions is just latest chapter of a transaction-driven career in which at times Pamnani has worn multiple hats, including those of CFO, COO, and chief strategy officer.

“As a privately equity–backed firm, KORE has been very commercially focused, but it’s now time to balance that out, and as we maintain our focus on revenue and profits, we need to be more focused on compliance in order to become one of the best publicly listed companies of our size,” observes the increasingly investor-minded Pamnani, who tells us that he keeps a volume of Warren Buffett’s letters to shareholders on a shelf nearby.

“These are his actual letters, word for word, compiled as a book. You also can also find a summary on Amazon—but this is not a plug,” remarks Pamnani, who, perhaps like Buffett, just wants to share his methods. –Jack Sweeney

CFOTL: Tell us about KORE Wireless. What does this company do, and what sets it apart from its competitors today?

Pamnani: We’re in the middle of a very defining industry in which we play a fairly critical, almost central role. I’m talking about the Internet of Things, of course.

We are an independent Internet of Things enabler and probably the largest one of our kind. Let me talk a little bit about the company. We are headquartered in Atlanta. Last year, we did give-or-take $214 million in revenue, $58 million in EBITDA. We’re fairly global today. We have offices in 12 countries, and our products are available in 180 countries, as they’re shipped.

When you’re talking about the IoT, different companies play in different ways. There are people who manufacture devices of different sorts: GPS trackers, offender trackers, smart locks, smart meters. There are the connectivity providers. Cellular connectivity is a big chunk of it. There are software providers. There are all sorts of business services providers. So, where do we play?

We do provide data connectivity. Cellular data connectivity is our legacy, but increasingly we are getting into what’s called “private networking.” We have proprietary IoT software. We do resell devices as well, but we typically bundle them as part of an overall prepackaged solution in which you also get some deployment services.

We are bringing all of these different components to the table. If you are a Fortune 500 company, you want to roll out IoT. It’s complex. You don’t have to deal with 20 vendors. You can come to us. We’ll assemble it all together for you. The failure rate in IoT deployments is fairly high because it’s a new technology. You’re having to buy hardware, plus software services.

Obviously, the failure rate is high because it becomes so complex. We reduce this complexity for you. We bring it all together. Some of the things, we do in-house, like some of our in-house software. Some of it, we’ll buy from the market for you. Then we assemble it all together. This is our value proposition.

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.